Exhibit 99.1

Bitdeer Announces November 2025 Production and Operations Update

- Increased self-mining hashrate to 45.7 EH/s on continued deployment of SEALMINERs

- Bitcoin production increased 251% year over year to 526 Bitcoin

SINGAPORE, December 15, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining and AI cloud, today announced its unaudited mining and operations updates for November 2025.

Operational Update

●	Self-mining:

o	Mined 526 Bitcoins, an increase of approximately 251% year over year and 3% from October 2025.

o	Self-mining hashrate reached 45.7 EH/s.

o	Bitdeer will continue deploying SEALMINER mining rigs for self-mining while concurrently retiring third-party, older-generation rigs.

●	SEALMINER Manufacturing:

Mining Rig Model (EH/s)	Stage	November 2025	October 2025
SEALMINER A3	In final assembly	0.9	0.3
	In transit	2.9	-
	Cumulative A3 Deployed	0.6	-
SEALMINER A2	In final assembly	2.9	2.6
	Ready for shipping	0.1	0.6
	In transit	3.3	4.5
	Cumulative A2 external sales	6.4	6.1
	Cumulative A2 Deployed	34.3	28.9
SEALMINER A1	Cumulative A1 Deployed	4.2	4.2
3rd Party Miners	Cumulative Deployed	8.2	8.2
Total Proprietary Hash Rate	Deployed	47.3	41.3

●	SEALMINER R&D

○	Planned two different chip designs of SEAL04 to ensure success, named SEAL04-1 and SEAL04-2 respectively.

○	SEAL04-1 chip’s latest verification demonstrated approximately 6-7 J/TH power efficiency at the chip level under low-voltage, ultra-power-saving mode. Targeting mass production in Q1 2026. This chip achieved improvements in overall yield and power efficiency compared to SEAL03.

○	SEAL04-2 chip development continues.

●	U.S. Manufacturing: Preparations for Bitdeer’s U.S. factory remain in progress.

●	HPC/AI:

o	As of November 2025, 720 GPUs have been deployed for cloud services, with a utilization rate of approximately 94%, including 609 GPUs under external subscription and the rest of the cards used for internal R&D.

○	Annual Recurring Revenue (ARR) reached approximately $10 million as of the end of November, reflecting strong growth over $8 million recorded in October. The company expects another meaningful increase in December. This momentum demonstrates robust market demand and our growing capability to deliver scalable AI cloud services.

○	Launched a managed Redis In-Memory Database service featuring multi-deployment architecture and enterprise-grade security, further expanding Bitdeer’s AI cloud PaaS capabilities. Guided by NVIDIA’s reference architecture, Bitdeer continues to build a comprehensive suite of capabilities spanning from infrastructure (IaaS) through cloud software platforms (PaaS), while also remaining open to colocation opportunities.

○	Secured a 2 MW AI data center lease in Malaysia to host 8 GB200 systems, with the facility expected to be ready for launch by year-end 2025 or shortly thereafter. Customer demand for this capacity has already been identified..

○	New GPU order: 16 newly ordered B300 systems, and 2 additional GB300 systems, with full deployment targeted for completion by February 2026.

○	Engaging multiple potential customers for urgently needed AI cloud service next year in ASEAN.

○	Actively evaluating U.S. data center leasing opportunities to deploy GPUs and bring AI cloud services online for U.S. customers as early as Q1 2026.

○	Conversion design work for the 13 MW AI data center in Wenatchee, Washington is underway, with completion targeted for early Q4 2026.

○	Initiated the conversion of 35 MW of power capacity in Knoxville, Tennessee into an AI data center, with completion targeted for early Q4 2026.

○	Design and other preparation work for the Clarington AI data center continues.

○	Tydal AI data center conversion planning and design continue to advance. Orders for critical long-lead equipment, including substations, have recently been placed, supporting the targeted project timeline for completion around the end of 2026. Speed to delivery is a critical factor for customer success. Our preemptive investment into the long-lead equipment significantly enhances the value and competitiveness of the Tydal AI data center.

○	Potential additional colocation arrangements for various sites under evaluation. Multiple potential customers have expressed strong interest and active discussions are currently underway.

●	Infrastructure:

○	Massillon, Ohio: 21 MW is currently online and mining rigs are being deployed. Due to a recent fire, the energization of approximately 26 MW across two affected buildings has been postponed, with a revised timeline to be determined following further site assessment. The remaining 174 MW is expected to be energized in phases during Q2 2026.

Management Commentary

“Mass production of our SEALMINERs continue to rapidly scale our self-mining hashrate, driving Bitcoin production to more than triple year over year,” said Matt Kong, Chief Business Officer of Bitdeer. “By year-end 2025, we expect to achieve the 50 EH/s milestone, with continued steady growth planned through 2026. On the AI front, we are scaling our GPU infrastructure and broadening our cloud capabilities, positioning Bitdeer to meet growing global demand for high-performance computing and helping our customers to achieve success with our wide spectrum of capabilities.”

Production and Operations Summary

Metrics	November 2025	October 2025	November 2024
Total hash rate under management[1] (EH/s)	60.3	55.5	20.7
- Proprietary hash rate	47.3	41.3	8.8
● Self-mining	45.7	41.2	8.2
● Cloud Hash Rate	1.1	-	0.2
● Delivered but not yet energized	0.5	0.1	0.4
- Hosting	13.0	14.2	11.9
Mining rigs under management	264,000	254,000	178,000
- Self-owned[2]	182,000	166,000	86,000
- Hosted	82,000	88,000	92,000
Bitcoins mined (self-mining only)	526	511	150
Bitcoin held[3]	2,179	2,233	443

[1]	Total hash rate under management as of November 30, 2025 across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

●	Self-mining refers to cryptocurrency mining for Bitdeer’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

●	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[2]	Self-owned mining machines are for Bitdeer’s self-mining business and Cloud Hash Rate business.

[3]	Bitcoins held do not include the Bitcoins from deposits of the customers, include the Bitcoins that are pledged as collateral.

Infrastructure Construction Update

Site / Location	Capacity (MW)		Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563		Online	Completed
- Knoxville, Tennessee	86		Online	Completed
- Wenatchee, Washington	13		Online	Completed
- Molde, Norway	84		Online	Completed
- Tydal, Norway	225		Online	Completed
- Gedu, Bhutan	100		Online	Completed
- Jigmeling, Bhutan	500		Online	Completed
- Oromia Region, Ethiopia	40		Online	Completed
- Massillon, Ohio	21		Online	Completed
Total electrical capacity	1,632	[5]
Pipeline capacity
- Massillon, Ohio	174//26		In progress	Q2 2026/TBD
- Clarington, Ohio	570		In progress	Q2 2027
- Niles, Ohio	300		In progress	Q1 2029
-Rockdale, Texas	179		In planning	Estimate 2026
-Alberta, Canada	101		In planning	Q4 2026
-Oromia Region, Ethiopia	10		In progress	Q4 2025
Total pipeline capacity	1,360
Total global electrical capacity	2,992

[4]	Indicative timing for completion of power and data center infrastructure. All timing references are to calendar quarters and years.

[5]	Figures represent total available electrical capacity.

Tydal, Norway – Construction of the 175 MW hydro-cooling site has been completed, and the expansion has been fully energized.

Jigmeling, Bhutan – Construction of the 500 MW site has been completed, with energization proceeding in phases according to SEALMINER deliveries.

Massillon, Ohio – Construction of the 221 MW site is underway and full energization is expected in Q2 2026. 21 MW is currently online. Due to a recent fire, the energization of approximately 26 MW across two affected buildings has been postponed, with a revised timeline to be determined following further site assessment. The remaining 174 MW is expected to be energized in phases during Q2 2026.

Clarington, Ohio – 570 MW under contract with local utility, expected to be available by end of Q3 2026. Power and data center infrastructure completion is targeted for Q2 2027.

Fox Creek, Alberta – 101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. The project is expected to be energized by the end of Q4 2026.

Oromia Region, Ethiopia – 50 MW Bitcoin mining project. Construction has been completed; 40 MW is now online, and the remaining 10 MW is expected to be energized in December 2025. Energization will continue in phases aligned with SEALMINER deliveries.

Niles, Ohio – 300 MW grid-interconnected development site, with target energization date of Q1 2029 as scheduled by FirstEnergy. The project includes 41.8 acres of owned land and an interconnection agreement with FirstEnergy.

Upcoming Conferences and Events

○	December 16, 2025: Virtual Northland Growth Conference 2025

○	January 13 – 16, 2026: 28th Annual Needham Growth Conference in New York

○	March 2 – 5, 2026: Morgan Stanley Technology, Media & Telecom Conference in San Francisco

○	March 10 – 11, 2026: 2026 Cantor Global Technology & Industrial Growth Conference in New York

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI cloud. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

ICR Inc.

John Ragozzino, CFA

bitdeer.ir@icrinc.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

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